UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

 SCHEDULE 14F-1

 Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14(f)-1 Thereunder

 COUGAR HOLDINGS INC.
(Exact name of registrant as
specified in its corporate charter)

Nevada (State of Incorporation)	000-50096 (Commission File No.)	30-0135720 (IRS Employer Identification No.)

10655 NE 4th Street, Suite 400
Bellevue, WA 98004
(Address of principal executive offices)

 (604) 879-9001
(Registrant's telephone number)

COUGAR HOLDINGS INC.

 Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and RULE 14(f)-1 Thereunder

Introduction

This Information Statement is being sent to you in connection with an anticipated change in the members of the Board of Directors of Cougar Holdings Inc. ("Cougar" or the "Company") in conjunction with completion of a proposed Agreement for Acquisition of 100% Ownership in Wuhan Youji Industries Co. Limited ("Acquisition Agreement"), by and among Cougar Holdings Inc., Hudson Capital Corporation ("Hudson"), an Alberta, Canada corporation, Wuhan Youji Industries Co., Limited ("Wuhan Youji") , a People's Republic of China corporation and the Shareholders of Wuhan Youji Industries Co. Limited ("Wuhan Shareholders"), and is provided for information purposes only.  It is being mailed on or before June 20, 2005, to all persons who are holders of record of the Company's common stock.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of the Acquisition Agreement

On June 9, 2005, the Company entered into an Acquisition Agreement with Wuhan Youji. Under the terms of this Agreement, the Company, upon the closing of this agreement, would acquire 55,835,679 shares of common stock representing 100% of the issued and outstanding common stock of Wuhan Youji Industries Co., Limited for 17,150,000 shares of voting common stock of Cougar Holdings Inc. issued to the shareholders of Wuhan Youji Industries Co. Limited.  Upon completion of this acquisition, Wuhan Youji Industries Co., Limited would become a wholly-owned subsidiary of Cougar Holdings Inc. and the current stockholders of Wuhan Youji Industries Co., Limited would become the controlling shareholders of Cougar Holdings Inc.

Wuhan Youji is principally engaged in the manufacture and distribution of organic chemical products for both local and export sales.  Wuhan Youji's products are intermediate commodities, which are mainly used in further production of food additives and preservatives for agri-chemical and medical use.  The suppliers of Wuhan Youji are mainly situated in the PRC whilst the customers are located in both the PRC and overseas such as the United States of America and Europe.  The Company expects to continue, and expand, the existing business operations of Wuhan Youji Industries Co., Limited as our wholly owned subsidiary.

As part of the acquisition, Hudson Capital Corporation, a company controlled by Cougar Holdings Inc.'s current President and Director, will return 747,751 shares of Cougar Holdings Inc. voting common stock to Cougar Holdings Inc. for cancellation.  Following the acquisition, Cougar Holdings Inc. will have 20,000,000 shares of common stock outstanding and the previous stockholders of Wuhan Youji Industries Co. Limited, as a group, will own 17,150,000 shares of Cougar Holdings Inc. voting common stock or 85.75% of Cougar's 20,000,000 issued and outstanding voting common stock.

On June 9, 2005, Mr. Gao, Yuankun and Mr. Zhou, Hongdun were elected to the Cougar Board of Directors.  Their appointments to the Board of Directors was effective on June 10, 2005.  Mr Gao, Yuankun is the owner of Wuhan Linuo Investment Co. Limited, who will be the beneficial owner of 29.20% of Cougar Holdings Inc. following the closing of the Agreement for Acquisition of 100% ownership in Wuhan Youji Industries Co., Limited.  Mr. Zhou, Hongdun is currently the Chairman of Wuhan Youji Industries Co. Limited.

Following completion of the Acquisition Agreement, two of the Company's current directors, Terry G. Cook and Cam Dalgliesh, and the Company's current President, Terry G. Cook, will resign, leaving Mr. Mr Gao, Yuankun  and Mr. Zhou, Hongdun as directors of the Company.  Following the resignation of Terry G. Cook as President of the Company, Mr Gao, Yuankun will be appointed as President and Mr. Zhou, Hongdun will be appointed as Vice President.  The resignations of Terry G. Cook and Cam Dalgliesh and the appointments of Mr. Gao, Yuankun and Mr. Zhou, Hongdun as officers of the Company will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company's stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

It is currently anticipated that the closing of the Acquisition Agreement will be completed on or about July 1, 2005.

Voting Securities

The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders.  Each share of common stock entitles the holder thereof to one vote. As of June 9, 2005, there were 2,850,000 shares of the Company's voting common stock outstanding.

Directors and Officers

Current Directors and Officers

The following table sets forth the names and ages of the current directors and officers of the Company.

Name	Age	Positions held and tenure

Terry G. Cook	56	Director and President since June 1999
Cam Dalgliesh	62	Director since June 1999
GAO, Yuankun	47	Director since June 2005
ZHOU, Hongdun	57	Director since June 2005

There are no family relationships between any of the current directors or officers of the Company.

Biographical Information of Current Directors and Officers

Mr. Terry G. Cook

Mr. Cook is the current President and a current Director of Cougar Holdings Inc., and has been an Officer and Director of the Company continuously from June 1999 to the present.  His responsibilities include general management and financial management.  Mr. Cook also holds the positions of Chief Financial Officer, Secretary and Treasurer.

Mr. Cook is a graduate of Harvard Business School where he received an MBA in 1974.  Since 1978 to the present he has continuously been the President and a Director of Stanford Capital, Inc. (formerly Westridge Capital Inc.), a management and investment company.  Mr. Cook has over 20 years experience in creating and building small and medium sized businesses and real estate ventures as a result of his work with Stanford Capital, Inc.

Mr. Cook is the President and a Director of Mustang Resources Inc.  Mr. Cook also holds the positions of Chief Financial Officer, Secretary and Treasurer.  Mustang Resources Inc. is an exploration stage reporting company with the Securities and Exchange Commission engaged in the exploration of its mineral claims for gold.  Mr. Cook has been the President, Chief Executive Officer, Chief Financial Officer and a Director of Mustang since its inception in November 1998.  In April 2003, Mr. Cook assumed the position of Secretary of Mustang Resources.

Mr. Cook was the President and a Director of Leopard Capital Inc. from May 1998 to February 2004.  Leopard Capital is a publicly-traded company that previously held mining interests in British Columbia, Canada.  Mr. Cook also held the positions of Chief Financial Officer and Treasurer.  In February 2004, Leopard Capital went through a change of control, and a name change to China Expert Technology Inc., and Mr. Cook resigned his positions as an Officer and a Director.

Cam Dalgliesh

Mr. Dalgliesh is a Director of Cougar Holdings Inc. and has been a Director of the Company continuously from June 1999 to the present.  Mr. Dalgliesh was also the Secretary of Cougar from June 1999 to March 2002.  His responsibilities include assisting Mr. Cook in our general administration and planning.

Mr. Dalgliesh has a Bachelor of Arts Degree and has extensive experience in several small and medium sized businesses.  Mr. Dalgliesh joined Quicksilver  Messengers in October 1998 in the customer service area and was with them until January 2004, when he joined ICS Courier Services.

Mr. Dalgliesh is a Director of Mustang Resources Inc.  Mustang Resources Inc. is an exploration stage reporting company with the Securities and Exchange Commission engaged in the exploration of its mineral claims for gold.  Mr. Dalgliesh has been a Director of Mustang since its inception in November 1998 and also held the position of Secretary from November 1998 to April 2003.

Mr. Dalgliesh was the Secretary and a Director of Leopard Capital Inc. from May 1998 to February 2004.  Leopard Capital is a publicly-traded company quoted on the NASD over-the-counter bulletin board that previously held mining interests in British Columbia, Canada.  In February 2004, Leopard Capital went through a change of control, and a name change to China Expert Technology Inc., and Mr. Dalgliesh resigned his positions as an Officer and a Director.

Mr. GAO, Yuankun - Senior Engineer

Mr. Gao has been the Chairman of the Board of Directors and the President of Linuo Group Co. Limited, a companies group engaged in multi-business operations in China since 1992. He is also the owner of Wuhan Linuo Investment Co. Limited which is a major shareholder of Wuhan Youji Industries Co. Limited.

Mr. Gao began his career in 1981as a marketing manager at Shandong Yinan Industries Supply and Marketing Corporation after obtaining his master degree from business school of Shandong University.  From 1986 to 1992 he worked as the managing director of Shandong Lunan Medical Glass General Corporation.  From 1992 to 1994 he worked as the deputy chief of Shandong Institute of Medical Machinery Research.

Mr. Gao is also the Chairman of Shandong Jinan Association of Industrial and Commercial Enterprises, Vice Chairman of Jinan Committee of Political Consultative Conference, and the Chairman of Shandong Union of Private Enterprises.

Mr. ZHOU, Hongdun - Senior Economist

Mr. Zhou has been the President and Managing Director of Wuhan Youji Industries Co. Limited since 1994.

Mr. Zhou  began his career in 1968 as a technical staff member at Wuhan Youji Hecheng Chemical Plant (presently known as Wuhan Youji Industries Co. Limited.) after graduating from college.  Subsequently, he has held the positions of Deputy Manager and Director at Wuhan Youji Hecheng Chemical Plant.

Mr. Zhou has been recognized as a Most Outstanding Entrepreneur in Hubei Province four times.  He is also a representative of People's Congress of both the Qiaokou District of Wuhan and the City of Wuhan.

Nominees to Become Officers

The following table sets forth the names and ages of each of the persons expected to be appointed as an officer or director of the Company following completion of the Acquisition Agreement described herein between the Company and Wuhan Youji:

Name	Age	Position

GAO, Yuankun	47	President
ZHOU, Hongdun	57	Vice President

Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new officers following completion of the Acquisition Agreement, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

There are no family relationships between any of the nominees to become directors or officers of the Company.

Biographical Information of Nominees to Become Officers

Please refer to the section above titled "Biographical Information of Current Directors and Officers" for biographical information regarding Mr. Gao, Yuankun and Mr. Zhou, Hongdun.

Audit, Nominating and Compensation Committees of the Board of Directors

The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.  Each member of the Company's board of directors participates in the consideration of director nominees.  During the fiscal year ended December 31, 2004, the Board of Directors held eight formal meetings.

Security Holder Communications with the Board of Directors

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of the Company, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended June 30, 2004, all officers, directors, and 10% stockholders complied with all applicable Section 16(a) filing requirements. Mr. Gao, Yuankun and Mr. Zhou, Hongdun, our new directors and officer nominees, anticipate filing applicable forms following the closing of the Acquisition Agreement and receipt of issued shares.

 Security Ownership of Certain Beneficial Owners and Management

The following tables set forth, as of the date of this Schedule, stock ownership of each executive officer and director of Cougar Holdings Inc., of all executive officers and directors of Cougar Holdings Inc. as a group, and of each person known by Cougar Holdings Inc., to be a beneficial owner of 5% or more of its common stock.  The tables also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the Acquisition Agreement.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of Cougar Holdings Inc., except as may be otherwise noted.

Security Ownership of Management

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership of Common Stock Before the Closing of the Acquisition Agreement	Percent of Class Before the Closing of the Acquisition Agreement (1)	Amount and Nature of Beneficial Ownership of Common Stock After the Closing of the Acquisition Agreement	Percent of Class After the Closing of the Acquisition Agreement (2)

Terry G. Cook	Director and	1,430,333	50.19%	1,430,333	7.15%
10655 NE 4th Street	President	(3)		(3)
Suite 400
Bellevue WA 98004

Cam Dalgliesh	Director	6,667	0.23%	6,667	0.03%
1574 Gulf Road, #1505		Direct		Direct
Point Roberts WA 98281

GAO, Yuankun	Director and	0	0.00%	5,840,023	29.20%
10 Gongnong Rd.	Nominee			Indirect
Qiaokou District	to be			(4)
Wuhan 430035, PRC	President

ZHOU, Hongdun	Director and	0	0.00%	716,743	3.58%
10 Gongnong Rd.	Nominee			Direct
Qiaokou District	to be Vice
Wuhan 430035, PRC	President

Total Directors and Officers		1,437,000	50.42%	7,993,766	39.96%

(1)	Based on 2,850,000 shares of common stock outstanding as of June 17, 2005 before the closing of the Acquisition Agreement.
(2)	Based on 20,000,000 shares of common stock outstanding immediately following the closing of the Acquisition Agreement.
(3)	Terry G. Cook owns 385,000 shares directly and owns 1,045,333 indirectly through his control of Hudson Capital Corporation.
(4)	Wuhan Linuo Investment Co. Limited owns 5,840,023 of these shares and GAO, Yuankun controls these shares through his control of Wuhan Linuo Investment Co. Limited.

5% or Greater Shareholders

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock Before the Closing of the Acquisition Agreement	Percent of Class Before the Closing of the Acquisition Agreement (1)	Amount and Nature of Beneficial Ownership of Common Stock After the Closing of the Acquisition Agreement	Percent of Class After the Closing of the Acquisition Agreement (2)

Terry G. Cook	1,430,333	50.12%	1,430,333	7.15%
10655 NE 4th Street	(3)		(3)
Suite 400
Bellevue WA 98004

Wuhan Youji Employee Trust	0	0.00%	5,867,546	29.34%
10 Gongnong Rd.			Direct
Qiaokou District
Wuhan 430035, PRC

Wuhan Linuo Investment Co. Limited	0	0.00%	5,840,023	29.20%
10 Gongnong Rd.			Direct
Qiaokou District
Wuhan 430035, PRC

GAO, Yuankun (4)	0	0.00%	5,840,023	29.20%
10 Gongnong Rd.			(4)
Qiaokou District
Wuhan 430035, PRC

(1)	Based on 2,850,000 shares of common stock outstanding as of June 17, 2005 before the closing of the Acquisition Agreement.
(2)	Based on 20,000,000 shares of common stock outstanding immediately following the closing of the Acquisition Agreement.
(3)	Terry G. Cook owns 385,000 shares directly and owns 1,045,333 indirectly through his control of Hudson Capital Corporation.
(4)	Wuhan Linuo Investment Co. Limited owns 5,840,023 of these shares and GAO, Yuankun controls these shares through his control of Wuhan Linuo Investment Co. Limited.

Executive Compensation of Management

No officer or director of the Company was compensated in excess of $60,000 during the nine months ended March 31, 2005 of fiscal 2005 or for the fiscal years ending June 30, 2004, 2003 and 2002.

On October 18, 2004, the Company's stockholders approved the Cougar Holdings Inc. 2004 Stock Incentive Plan.  Under the Plan, the Board of Directors, in its discretion, may grant common stock or stock options to purchase common stock of the Company to key employees, consultants, and non-employee directors of the Company.  The Company reserved 400,000 shares of common stock for the grant of shares or options under the Plan, subject to anti-dilution provisions.

The purpose of the Plan is to improve the Company's ability to attract, retain and compensate highly competent key employees, non-employee directors and consultants ("employee(s)") and to act as an incentive in motivating selected key employees, non-employee directors and consultants of Cougar Holdings Inc. to achieve long-term corporate objectives, by awarding certain options to purchase the Company's common stock, and to receive grants of Common Stock subject to certain restrictions.  A copy of the 2004 Stock Incentive Plan may be obtained upon written request to the Company at 10655 NE 4th Street, Suite 400, Bellevue, WA, 98004.

On October 20, 2004, the Company entered into a Consulting Agreement with Terry G. Cook, the President of Cougar, to receive business planning and development services and financial reporting services valued at $8,000 from Mr. Cook.  This agreement is for the period commencing October 20, 2004 through to October 20, 2005.  In return for these services, the Company issued 400,000 shares of its voting common stock to Mr. Cook on October 26, 2004.  The Company registered these shares with the Securities and Exchange Commission by filing a Form S-8 on October 27, 2004.

Other than the October 20, 2004 Consulting Agreement, the Company has no written employment agreements with any of its officers or directors.

During Fiscal 2004 ended June 30, 2004 and during fiscal 2003, no director or executive officer received or accrued any compensation in cash or otherwise.  We have not set aside or accrued any funds since our inception to provide pension, retirement or similar benefits for directors or executive officers.

Hudson Capital Corporation had accrued compensation of $48,000 from Cougar Holdings for management and administrative services since Cougar's inception on June 2, 1999 until June 30, 2001.  On June 30, 2003 Hudson reversed all charges for management and administrative services for the above period.  Mr. Terry G. Cook is the President and controlling shareholder of Hudson Capital Corporation.  The accrued management and administrative fees were never paid to Hudson and were outstanding until they were reversed on June 30, 2003 by Hudson Capital Corporation.

Summary Compensation Table

The following table sets forth the compensation paid by us to our principal executive officer for nine months ended March 31, 2005 and for the fiscal years ending June 30, 2004, 2003, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)

Terry G. Cook, President	2005 (nine months)	0	0	8,000	0	0	0	0

Terry G. Cook, President	2004	0	0	0	0	0	0	0

Terry G. Cook, President	2003	0	0	(48,000) (1)	0	0	0	0

Terry G. Cook, President	2002	0	0	0	0	0	0	0

Terry G. Cook, President	2001	0	0	18,000 (1)	0	0	0	0

Terry G. Cook, President	2000	0	0	30,000 (1)	0	0	0	0

(1) Reflects accrued management and administrative fees and the June 30, 2003 reversal of these fees.

Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer.  The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Compensation of Directors

Our directors do not receive any compensation for their service as directors or in connection with attendance at board meetings. The Company does not provide any compensation for committee participation or special assignments of the Board of Directors, but may enter into separate consulting agreements with individual directors at times.  At this time, there are no other separate consulting agreements with individual directors.

Certain Relationships and Related Transactions

Acquisition Agreement

Under the terms of the Acquisition Agreement, at the time of closing under that Agreement, the Company is required to issue a total of 17,150,000 shares of common voting stock to the current Wuhan Shareholders.  Wuhan Linuo Investment Co. Limited will receive 5,840,023 shares and Mr. Gao, Yuankun, a current director and a nominee for President of the Company, will control these shares through his control of Wuhan Linuo Investment Co. Limited.  Mr Zhou, Hongdon, a current director and a nominee for Vice President of the Company, will receive 716,743 shares.

As part of the acquisition, Hudson Capital Corporation, a company controlled by Cougar Holdings Inc.'s current President and Director, will return 747,751 shares of Cougar Holdings Inc. voting common stock to Cougar Holdings Inc. for cancellation.

2004 Stock Incentive Plan

During the second quarter ended December 31, 2004, the Company issued 400,000 shares of its common stock on October 26, 2004 at $0.02 per share for a total value of $8,000 to Terry G. Cook, the Company's President and a Director, and the Company's controlling shareholder through his control of Hudson Capital Corporation, the Company's largest shareholder, for consulting services under the Consulting Agreement signed on October 20, 2004.  The Company filed an S-8 Registration on October 27, 2004 to register these shares with the Securities and Exchange Commission.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Bylaws exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of General Corporation Law of the State of Nevada (NRS 78.7502), or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COUGAR HOLDINGS INC.

(Registrant)
Date	June 17, 2005

/s/ Terry G. Cook

Terry G. Cook
President and Director